SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited Fine Paper Europe

Media Release

20 July 2011

Sappi Fine Paper Europe announces final closure of Biberist Mill in Switzerland

After an exhaustive search for possible purchasers for its Biberist mill in Switzerland, Sappi Fine Paper Europe has today announced that it has been unsuccessful in its attempts to find a suitable acquirer to allow continued operations and employment at the mill.

The company has therefore decided on the complete closure of the mill. Production at paper machines 8 and 9 has already ceased and production on the uncoated paper line will halt at the end of August. Redundancy notices to all remaining employees affected by the closure are being sent out today.

“The process to find a suitable purchaser included numerous discussions with interested parties and involved close cooperation between local mill management and Sappi’s European and global management teams to make the purchase as attractive as possible,” said Sappi Fine Paper Europe CEO, Berry Wiersum. “Unfortunately several industry players quickly withdrew their interest and we were unable to come to an agreement with any other interested parties.”

Sappi has agreed a social plan with the employees and the labour unions. Meanwhile Sappi continues its search for a new owner for the site.

Approximately 550 employees in total will be affected by the closure, of which 134 have been given notice earlier.

The volumes produced at the mill will be transferred to other Sappi sites in Europe. There will be no supply interruption to customers during the mill closure and transfer of production.

With the cessation of coated graphic paper production at Biberist mill, Sappi will reduce its graphic paper capacity by 500 000 tons per annum.

Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

Mat J.H. Quaedvlieg Director Manufacturing Sappi Fine Paper Europe Tel +32 (0)2 67 69 703 Mobile +32 (0)495 588 703 Mat.Quaedvlieg@sappi.com	Nicolas Mühlemann Mill Director Sappi Fine Paper Europe – Biberist mill Tel.: +41 (0)32 671 31 80 E-mail: Nicolas.Muehlemann@sappi.com

Claudia Hammerich Manager Corporate Communications Sappi Fine Paper Europe Tel: +32 2 676 97 84 Mobile: +32 472 61 89 66 Claudia.Hammerich@sappi.com	André F Oberholzer Group Head Corporate Affairs Sappi Limited Tel: +27 11 407 8044 Mobile: +27 83 235 2973 Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 20, 2011

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller